[LETTERHEAD]

July 17, 2008

Mr. H. Christopher Owings
Assistant Director
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:       Forever Valuable Collectibles, Inc. (the Company)
Form S-1 Registration Statement, Amendment No. 4
File Number: 333-148935

Dear Mr. Owings;

This is in response to your July 10, 2008 comment to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

General

1.	We have made the changes in the prospectus to indicate that we are not a blank check company and have no plans to engage in a merger or acquisition with any entity.

2.	The correct number for shares owned by SHC is 11,475,000 shares. We have revised the disclosure to show the correct number and that both the SHC and X-Clearing shares are attributed to the Stevens.

3.
The remaining 45,000 shares in your discussion were issued as follows: a total of 25,000 were issued to an unaffiliated third party, Mr. Cedars, in May, 2004; and a total of 20,000 shares were issued in September, 2007 to X-Clearing Corp. for past transfer agent services performed by X-Clearing Corp. for Fincor.

Mr. H. Christopher Owings
July 17, 2008

The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned at (303)793-0304. For accounting comments, please contact Mr. Sam Cordovano at (303) 329-0220.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner
David J. Wagner